EPAM Systems Inc 41 University Drive Suite 202 Newtown, PA 18940 TEL 267 759 9000 FAX 267 759 8989

VIA EDGAR

March 5, 2013

RE:	EPAM Systems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 001-35418

Craig D. Wilson

Sr. Asst. Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, Dc 20549-3628

Dear Mr. Wilson:

We are responding to the supplemental comments contained in the Staff’s letter dated February 28, 2013 regarding the above-referenced Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).

For the convenience of the Staff, we are providing by overnight delivery a copy of this letter setting forth the comments contained in the Comment Letter in italics followed by our response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 57

1.	We have reviewed your proposed expanded disclosures in response to prior comment 1. It does not appear that this disclosure includes any MD&A over the material changes in percentages and trends in segment operating profit and losses compared to segment revenues. Given the unique business practices of your geographical reportable segments, it continues to appear that you should include this discussion in your results of operations by segment in your MD&A. See Section III.F.1 of SEC Release 33-6835.

EPAM Systems Inc 41 University Drive Suite 202 Newtown, PA 18940 TEL 267 759 9000 FAX 267 759 8989

Response:

We acknowledge the Staff’s comments above and, in future filings, we will include discussion of results of operations by segment in our MD&A for all the periods presented.

An example for illustrative purposes using our Form 10-K for the fiscal year ended December 31, 2012 is as follows. This example covers only the 2012 vs. 2011 comparison; our Form 10-K will include, in addition, a 2011 vs. 2010 comparison. Please note that we are in the process of finalizing our 2012 financial statements and the text in our final filed 2012 Form 10-K may differ from the language below as a result. As we intend to file our Form 10-K on March 8, 2013, we would very much appreciate any further comments that the Staff may have as soon as possible.

Under “Results of Operations” section of our MD&A (subject to finalizing our 2012 results):

Results by Business Segment

Our operations consist of four business segments: North America, Europe, Russia and Other. The segments represent components of the Company for which separate financial information is available that is used on a regular basis by our chief executive officer, who is also our chief operating decision maker, in determining how to allocate resources and evaluate performance. The Company uses globally integrated support organizations to realize economies of scale and efficient use of resources. As a result, a majority of expenses is shared by all segments. These shared expenses include Delivery, Recruitment and Development, Sales and Marketing, and support functions such as IT, Finance, Legal, and Human Resources. Generally, shared expenses are allocated based on measurable drivers of expense, e.g., recorded hours or head count.

Segment operating profit is defined as income from operations before unallocated costs. Certain expenses, such as stock-based compensation, are not allocated to specific segments when management does not believe it is practical to allocate such costs to individual segments because they are not directly attributable to any specific segment. Accordingly, these expenses are separately disclosed as “unallocated” and adjusted only against our total income from operations.

Revenues from external clients and segment operating profit, before unallocated expenses, for the North America, Europe, Russia and Other reportable segments were as follows for the years ended December 31:

	2012	2011	2010
Total segment revenues:
North America	$197,271	$151,707	$110,179
Europe	168,913	123,510	68,420
Russia	50,552	46,219	31,388
Other	16,986	12,851	11,522

Total segment revenues	$433,722	$334,287	$221,509

Segment operating profit:
North America	$38,671	$33,744	$28,496
Europe	32,750	25,098	15,057
Russia	9,049	10,445	3,119
Other	6,985	2,416	1,414

Total segment operating profit	$87,455	$71,703	$48,086

EPAM Systems Inc 41 University Drive Suite 202 Newtown, PA 18940 TEL 267 759 9000 FAX 267 759 8989

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

North America Segment

Our North America segment accounted for 45.5% of total segment revenues in both 2012 and 2011. North America revenues increased by $45.6 million, or 30.0%, from $151.7 million in 2011 to $197.3 million in 2012. The increase in revenues was primarily driven by continued expansion of existing client relationships as well as revenues contributed by new clients. Additionally, two acquisitions completed in 2012 contributed approximately $7.6 million, or 16.7%, to the overall segment growth during the period. Within the segment, revenue from our ISVs and Technologies and Travel and Consumer verticals increased by approximately $22.8 million and $10.8 million, respectively, as compared to 2011, representing 73.7% of the overall segment growth.

Segment operating profit increased by $4.9 million, or 14.6%, from $33.7 million in 2011 to $38.7 million in 2012. The increase in segment operating profit was attributable primarily to increased revenues, partially offset by an increase in compensation and benefit costs resulting primarily from additional headcount to support our revenue growth and continued demand for onsite resources.

Europe Segment

Our Europe segment accounted for 38.9% and 36.9% of total segment revenues in 2012 and 2011, respectively. Europe continues to be a rapidly growing segment in our portfolio, as the location of our delivery sites is in relatively close proximity to major European cities, and our value proposition in delivering quality software engineering solutions and services is continuing to gain considerable traction with European-based clients. As a result, revenue increased $45.4 million, or 36.8%, from $123.5 million during 2011 to $168.9 million in 2012. Within the segment, growth was the strongest in our Banking and Financial Services and Travel and Consumer verticals, where revenue increased by approximately $30.2 million and $11.2 million, respectively, in 2012 as compared to 2011.

Segment operating profit increased by $7.6 million, or 30.5%, from approximately $25.1 million during 2011 to approximately $32.8 million during 2012. The increase in Europe operating profit was mainly attributable to increased revenues, partially offset by an increase in compensation and benefit costs primarily driven by additional headcount to support our revenue growth and continued demand for increase in onsite resources.

Russia Segment

Our Russia segment comprised 11.7% of total segment revenues in 2012, compared to 13.8% in 2011 with revenues increasing by $4.3 million, or 9.4%, from $46.2 million in 2011 to $50.6 million in 2012. Within the segment, revenue from Travel and Consumer and ISVs and Technologies verticals increased by $3.2 million and $0.8 million, respectively, representing 93.0% of the overall segment growth in 2012.

EPAM Systems Inc 41 University Drive Suite 202 Newtown, PA 18940 TEL 267 759 9000 FAX 267 759 8989

Segment operating profit decreased by $1.4 million, or 13.4%, from $10.4 million in 2011 to $9.0 million in 2012. The decrease in Russia’s operating profit was attributable to a combination of factors, including higher compensation and benefits of our IT professionals in 2012, as compared to 2011, front-loaded subcontractor costs incurred in connection with initial implementation work on a long-term project with one of Russia’s leading consumer-electronic retail chains, and reduced utilization levels resulting from reductions in services at one of the larger clients in the region.

Other Segment

Revenues from Other segment comprised 3.9% of total segment revenues, compared to 3.8% in 2011 with the majority of revenues derived from clients located in Kazakhstan and Ukraine. Other segment revenues increased by $4.1 million, or 32.2%, from $12.9 million in 2011 to $17.0 million in 2012. The growth was primarily attributable to the successful completion and delivery of a large World Bank sponsored fixed fee project in Ukraine and related $3.8 million of incremental revenues recognized in 2012.

Segment operating profit increased by $4.6 million, or 189.1%, from $2.4 million in 2011 to $7.0 million in 2012. The increase in segment operating profit was primarily attributable to the same project noted above.

2.	We note your proposed expanded disclosures in response to prior comments 1 and 2. Your response indicates that you present and discuss your revenues by client location which differs from your segment information. Further, your response states that client location is based on managerial responsibility for a particular client regardless of client location. Please explain in greater detail how you determined that client location is not the basis for your segment disclosures. Refer to FASB ASC 280-10-50-1 through 50-9.

Response:

We respectfully submit that our reportable segments are based on managerial responsibility for a particular client. Because managerial responsibility for a particular client relationship generally correlates with the client’s geographic location, there is a high degree of similarity between client locations and the geographic boundaries of our reportable segments. In some specific cases, however, managerial responsibility for a particular client is assigned to a management team in another region, usually based on the strength of the relationship between client executives and particular members of our senior management team. In a case like this, the client’s activity would be reported through the management team’s reportable segment.

As an example, we have several clients located in our North American geography that are managed by Head of Europe and, as such, are allocated to our Europe segment.

Our Chief Operating Decision Maker (CODM) reviews discrete financial information for each of our reportable segments, as defined, and specifically, information about segment revenues and segment operating profits which are considered primary measures used by the CODM to evaluate the segment operating performance and to decide how to allocate resources to those segments. The Company doesn’t produce or provide to the CODM any discrete financial information about results of operations that is based solely on geographical location of individual clients. Consequently, in accordance with the approach defined in ASC paragraph 280-10-50-1, we did not consider defining operating segments based on the client location.

EPAM Systems Inc 41 University Drive Suite 202 Newtown, PA 18940 TEL 267 759 9000 FAX 267 759 8989

In future filings, we will clarify the description of our segment presentation in our Form 10-K to read as follows:

Our reportable segments are: North America, Europe, Russia and Other. This determination is based on the unique business practices and market specifics of each region and that each region engages in business activities from which it earns revenues and incurs expenses. Our reportable segments are based on managerial responsibility for a particular client. Because managerial responsibility for a particular client relationship generally correlates with the client’s geographic location, there is a high degree of similarity between client locations and the geographic boundaries of our reportable segments. In some specific cases, however, managerial responsibility for a particular client is assigned to a management team in another region, usually based on the strength of the relationship between client executives and particular members of our senior management team. In a case like this, the client’s activity would be reported through the management team’s reportable segment. Our chief operating decision maker evaluates the Company’s performance and allocates resources based on segment revenues and operating profit. Segment operating profit is defined as income from operations before unallocated costs. Generally, operating expenses for each operating segment have similar characteristics and are subject to similar factors, pressures and challenges. Expenses included in segment operating profit consist principally of direct selling and delivery costs as well as an allocation of certain shared services expenses. Certain expenses are not specifically allocated to specific segments as management does not believe it is practical to allocate such costs to individual segments because they are not directly attributable to any specific segment. Further, stock based compensation expense is not allocated to individual segments in internal management reports used by the chief operating decision maker. Accordingly, these expenses are separately disclosed as “unallocated” and adjusted only against our total income from operations.

We believe these additional disclosures that we intend to provide in future filings will provide investors with additional information to evaluate our operating results.

In connection with our response above, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EPAM Systems Inc 41 University Drive Suite 202 Newtown, PA 18940 TEL 267 759 9000 FAX 267 759 8989

We hope that the foregoing is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please contact me at (267) 759-9000.

Sincerely,

/s/ Ilya Cantor

Ilya Cantor

Senior Vice President, Chief Financial Officer and Treasurer

Cc:	Arkadiy Dobkin, Chairman, Chief Executive Officer and President

Ginger Mosier, Vice President, General Counsel and Corporate Secretary